

March 26, 2009

J. Don Brock, President
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, Tennessee 37421

>   **Re: Astec Industries, Inc.**
>   **Form 10-K**
>   **Filed February 27, 2009**
>   **File No. 1-11595**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information incorporated from your Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

1.   We note your disclosure about how annual salaries are set based upon a "subjective assessment of a number of factors." Describe the specific items of corporate or individual performance that you use to determine the amounts awarded under this and the other elements of element of compensation. .

Annual Cash Incentive Compensation, page 18

2.   Please expand your discussion to describe the principal factors used to determine the amount of "discretionary" profit-sharing bonuses. For example, do you have performance standards? How are they applied? Clarify what you mean by "consistent… with distributions to …subsidiary…Presidents."

Long-Term Incentive Compensation, page 18

3.   Please discuss in materially complete detail the "performance results" you utilized for purposes of awarding long-term incentive compensation.

4.   Please explain how the number of restricted stock shares is determined.

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Special Counsel